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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                              Dated April 16, 1999

                    PHOENIX INTERNATIONAL LIFE SCIENCES INC.
                    ----------------------------------------
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                                235 COHEN STREET
                                ----------------
                      SAINT LARUENT, QUEBEC CANADA H4R 2N6
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                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

            Form 20-F                    Form 40-F    X   (commenced in calendar
                     -------                       ------  year 1998)

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                      No   X
                               ------                  -----
         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): ______________











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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             PHOENIX INTERNATIONAL LIFE SCIENCES INC.
                             ----------------------------------------
                                          (Registrant)


Date:April 16, 1999              By: /S/ JEAN-YVES CALOZ
     --------                       --------------------
                                        Jean-Yves Caloz
                                        Senior Vice President, International
                                        Finance and Acquisitions